SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING

Rio de Janeiro, January 31, 2011 – Petróleo Brasileiro S.A. - Petrobras announces that the Extraordinary General Meeting held today, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), approved the following items:

a) Merger of Comperj Basic Petrochemicals S.A. (“UPB”) and of Comperj PET S.A. (“PET”) into Petrobras, considering:

(1)  Approval of  the Protocol of Merger and Justification signed between Comperj Petroquímicos Básicos S.A. and the Company on 11/24/2010;

(2)  Approval of the Protocol of Merger and Justification signed between Comperj PET S.A. and the Company on 11/24/2010;

(3)   Approval of KPMG Auditores Independentes to prepare the appraisal reports for Comperj Petroquímicos Básicos S.A. and Comperj PET S.A. ("Appraisal Reports"), pursuant to paragraph 1 of Article 227 of Act 6404/76, as amended;

(4)  Approval of  the Valuation Reports prepared by KPMG Auditores Independentes at book value to evaluate the stockholders' equity of Comperj Petroquímicos Básicos S.A. and Comperj PET S.A.; and

(5)  Approval of the merger of Comperj Petroquímicos Básicos S.A. and Comperj PET S.A. into the Company, without increasing its capital stock.

b) Amendment to Petrobras' Bylaws, under the following terms:

(1)  Amend article 4, main section, of the Bylaws in order to establish that the Company's capital stock be listed as R$205,357,103,148.30 (two hundred five billion three hundred fifty seven million, one hundred three thousand one hundred forty eight Reais and thirty cents) divided into 13,044,496,930 (thirteen billion, forty four million, four hundred ninety six thousand, nine hundred thirty) shares, all nominative, book-entry, without nominal value, being 7,442,454,142 (seven billion, four hundred forty two million, four hundred fifty four thousand, one hundred forty two) common shares, all nominative, book-entry, without nominal value, and 5,602,042,788 (five billion, six hundred two million, forty two thousand seven hundred eighty eight) preferred shares, all nominative, book-entry, without nominal value;

www.petrobras.com.br/ri

  Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

(2)  Exclude §§ 1, 2, and 3 of article 4 of the Bylaws to remove the authorized capital limit for ordinary and preferred shares issued by the Company which, pursuant to Act No. 6404, of December 15 1976 ("Joint Stock Company Act"), would allow, under certain circumstances, the increase of the Company's share capital, regardless of a statutory reform, by a decision of the Board of Directors;

(3)  Insert a new §1 in Article 4 of the Bylaws, aiming to establish that the capital increases via share issuing be previously submitted to the General Meeting as follows: "§ 1 Capital increases made via the issuing shares will be previously submitted to the General Meeting.

(4)  Renumber as § 2 the current § 4 of article 4 of the Bylaws;

(5)  Renumber as § 3 the current § 5 of article 4 of the Bylaws;

(6)  Exclude item IX of article 28 of the Bylaws, which foresees the Board of Directors' power to decide on capital increases within the authorized limit, since the Company will no longer have authorized capital;

(7)  Amend subsection III of article 40 of the Bylaws, which defines the General Meeting as the authority to increase the capital stock by eliminating the exception to cases of authorized capital, which will no longer exist; and

(8)  Exclude article 62 of the Bylaws, which defines the transitional provisions approved by the EGM held on 06/22/10.

www.petrobras.com.br/ri

  Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.